July 10, 2015

VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention: H. Roger Schwall

Paul Monsour

Re:	Zonzia Media, Inc. Registration Statement on Form S-1 File No. 333-204570 Form 8-K filed on June 26, 2015 File No. 2-75313

Dear Mr. Schwall and Mr. Monsour:

On behalf of Zonzia Media, Inc. (the “Company”), we submit this letter in response to the comments from the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”), which were set forth in your letter dated June 26, 2015 regarding the above referenced Registration Statement on Form S-1 (the “Registration Statement”) and Form 8-K filed June 26, 2015. The Staff’s comments, indicated in bold, are followed by the Company’s responses.

General

1.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response #1

Neither Mr. Malik, nor anyone authorized by Mr. Malik or otherwise on behalf of the Company, has provided any written materials to potential investors in reliance on Section 5(d) of the Securities Act. The Company’s intention is to wait for the effectiveness of the Registration Statement before providing materials, to potential investors with respect to the offering of securities by the Company described in the Registration Statement.

Attention: H. Roger Schwall and Paul Monsour

Division of Corporation Finance

July 10, 2015

2.	Today [June 26, 2015] you filed an Item 1.01 Form 8-K announcing an agreement that you entered into with simplyME on February 9, 2015. Note that the Form 8-K pertaining to Item 1.01 was required to have been filed within 4 business days. See General Instruction B to the Form 8-K. Please advise us why this Form 8-K was not filed on a timely basis and why this information has not previously been disclosed in your other filings, including this registration statement, since that time. Amend the Form 8-K to file the agreement as an exhibit.

Response #2

At the time the Company entered into the Channel Distribution Agreement with simplyME (the “simplyME Agreement”), the Company’s $5,000 per month financial obligation related to beta testing, and there was not yet a revenue expectation under the Agreement.  Initially, the focus was on the beta test of the channel distribution system, and until that test was subsequently completed, the Company was not sure that it would be able to generate revenue under the simplyME Agreement.  In addition, content had not yet been secured and advertisers were not yet in place.  As disclosed in the referenced Form 8-K, there is now an expectation that expenses and revenue will begin to accrue under the simplyME Agreement in the third quarter of 2015.  Nevertheless, the Company acknowledges the Staff’s comment, and has amended the Form 8-K filed June 26, 2015 to include the simplyME agreement as an exhibit thereto.  Further, the Company has described the simplyME Agreement in detail in Amendment No. 1 to the Registration Statement (the “Amendment”) and has, in addition, provided detailed related information concerning the content that is currently available for distribution under the simplyME Agreement.

3.	Revise the prospectus to describe in necessary detail all material agreements, including any entered into with simplyME. For all such agreements, identify the counterparty, and disclose the date the agreement was entered into and the material terms.

Response #3

The Company has revised the prospectus to describe all material agreements, including the simplyME Agreement and an addendum thereto that was signed on June 30, 2015. For your convenience, we have provided below a table showing the agreements that have been filed as exhibits to the Amendment and where the description of those agreement may be found in the Amendment.

Agreement Description	Location of Discussion in Amendment	Exhibit No.
Channel Distribution Agreement with simplyME Distribution LLC dated February 9, 2015	Business – Platform #1 – Cable Television, page 16.	10.9
Addendum to Channel Distribution Agreement with simplyME Distribution LLC dated June 30, 2015	Business – Platform #1 – Cable Television, page 16.	10.10
IT Services Agreement with UM Technologies Exchange dated September 8, 2014 (the “IT Services Agreement”).	Business – Sales and Support, page 22.	10.11
Letter of Intent with Georgewillle Television LLC dated March 25, 2015 (the “Georgeville LOI”)	Business – Offerings Under Development – Video-on-Demand / Subscription Video-on-Demand, page 20.	10.12
Submission/Insertion Order Agreement with Sonifi Solutions, Inc. dated July 9, 2015.	Business – Platform #2 – Hotel Network, page 17.	10.13
Amendment to Employment Agreement with Myles A. Pressey III.	Executive Compensation – Employment Agreements, page 41.	10.14
Consulting Agreement with Benchmark Advisory Partners LLC dated May 5, 2015	Business – Investor Relations, page 22.	10.15

Attention: H. Roger Schwall and Paul Monsour

Division of Corporation Finance

July 10, 2015

4.	Similarly, we note references in your prospectus suggesting that you already have customers (see page 15), strategic agreements “with well-known cable and wireless providers,” “multiple strategic agreements with well-known digital content developers and distributors with significant and long established viewer and consumer bases” (page 14), and that you have been “engaged in the digital publishing and broadcasting business” for more than a year (page 18). You also refer to your technology partners, proprietary intellectual property, and content delivery platforms. Lastly, you indicate that “the speed and reliability of our products are important competitive advantages.” Please revise your prospectus to provide a consistent and accurate description of the current state of your business and operations, discussing all such arraignments and products in necessary detail and eliminating disclosure which suggests a global reach and exemplary products if you have not yet generated any substantial revenues to date.

Response to #4

The Company has significantly revised the description of its business to clarify that it has not had material revenue to date and otherwise providing a consistent and accurate description of the current state of the Company’s business and operations. The Company has also described in detail the relevant agreements related to the Company’s business, all of which are included as exhibits to the Registration Statement. While there are still references to the Company’s future plans, the Company believes that the disclosure is now unambiguous with regard to the current state of the Company’s business as opposed to plans for going forward.

The specific references cited in the Staff’s comment have all been amended or removed in the course of this revision. We note that the Company currently does have advertisers through its agreement with simplyME, as explained in the Amendment, and that these advertisers are expected to be a source of revenue beginning in the third quarter of 2015. For example, please see the Company’s revised disclosure under “Business – Platform #1 – Cable Television” on page 16, and under “Business – Advertising” on page 21. We have identified UM Technologies as a key technology partner. We have removed the references cited in the Staff’s comment which appeared on pages 14 and 18 of the initially filed Registration Statement.

Further, the Company has reviewed and revised all prior disclosures relating to “proprietary intellectual property.” We have provided detailed updates on the current state of the content delivery platforms that are key to the Company’s business model, and our reliance on arrangements with third parties, including simplyME Distribution and Sonifi Solutions, Inc., in that regard. Finally, the Company has removed the referenced to the “speed and reliability of our products” and otherwise revised the disclosure throughout the Amendment in seeking to provide a more clear description of the Company’s business model and the current state of its development.

Prospectus Cover Page

5.	Clarify who will be offering shares in reliance on Rule 3a4-1. First you state that the executive officers will, but then you refer to officers and to the board.

Response to #5

Per the Staff’s comment, we have amended the language on the prospectus cover page to clarify that the executive officers will be offering shares in reliance on Rule 3a4-1.

Attention: H. Roger Schwall and Paul Monsour

Division of Corporation Finance

July 10, 2015

Risk Factors

6.	Please add a new risk factor to address the difficulty you may have raising proceeds in your offering in light of the selling shareholder offer of shares concurrently with your offering, or tell us why you do not believe this presents a material risk. Also eliminate from this section any language which mitigates the risk, and rather than referring to your inability to “assure” or “guarantee” a particular outcome, state the risk plainly and directly. See prior comment 10 from our letter dated January 27, 2015.

Response to #6

Please see the second risk factor under “Risks Related to our Common Stock” on page 9, entitled, “Our executive officers face a conflict…”, which is included in the Amendment to address the Staff’s comment. Further, we have carefully reviewed all of the risk factors and amended them as needed to state risks plainly and have eliminated language which mitigates the risk.

7.	Revise your disclosures to ensure precise disclosure. For example, at page 6 you refer to international markets where your “products and services are offered” (but it is unclear to which markets you refer) and also to your proprietary machines or systems. You also refer at page 6 to having one third party vendor but then you refer to multiple service providers and “backup relationships.” Revise these disclosures to clarify, and provide details in your business section about all your markets and products.

Response to #7

The Company has revised its risk factors, particularly those that related to its business, in accordance with the Staff’s comment, to ensure consistency and accuracy with regard to the current state of the Company’s business and operations. The specific risk factors referenced in the Staff’s comment have been accordingly revised.

Business

8.	Please clarify whether you intend to create any of the entertainment content you propose to offer. We note the references to “original programming” and “exclusively produced.”

Response to #8

We have clarified all references to “original programming” to clarify that the Company does not currently have finished original programs, but is working on potential projects in effort to provide original programming. For example, in the Prospectus Summary and in the Business section, we have clarified that: “The Company is in negotiations for a number of original program offerings with various companies. See “Business – Platform #3 – Zonzia.com”, page 19 [emphasis added]. Further, we have provided information regarding a specific potential production project, “Z – Inspired by Zorro.” See “Business – Offerings under Development – Video-on-Demand / Subscription Video-on-Demand,” page 20. Finally, The Company has removed references to “exclusive production.”

9.	Please provide a more specific timeframe as to when content will be available on your website and disclose the current status of this effort. We note, for instance, that the website currently contains three short videos, less than two minutes each, of portions of interviews from the Tribeca Film Festival and that a viewer is redirected to Facebook before being allowed to watch such videos.

Attention: H. Roger Schwall and Paul Monsour

Division of Corporation Finance

July 10, 2015

Response to #9

We have provided a specific timeframe with respect to the expected availability of content on the Company’s website, including the current status. Please see “Business – Platform #3 – Website Zonzia.com” on page 19.

10.	We note that your Zonzia channel will “soon to be available in hotel rooms throughout the United States.” This suggests that you have an agreement in place to commence such transmission. If so, please clarify such statement by providing a more specific timeframe and disclose the current status of this effort, and file any related contracts as exhibits. If you do not have such an agreement in place, revise the disclosure to more accurately reflect your plans in this regard.

Response to #10

We have disclosed an agreement that is in place with Sonifi Solutions, Inc. with regard to the availability of content in hotel rooms throughout the United States beginning July 15, 2015, and revised the language referenced in the Staff’s comment accordingly. We have disclosed the material terms of this agreement, and provided the current status of this effort as well as a specific timeframe for anticipated development under the terms of the agreement. Please see “Business -- Hotel Network” on page 16.

11.	Please identify all the business partners to which you refer in the Business section, and file your material agreements with them, as Item 601(b)(10) of Regulation S-K requires. If you have not entered into agreements with such parties, please clarify this fact and remove any potential suggestion to the contrary.

Response to #11

The Company respectfully acknowledges the Staff’s comment. The Amendment identifies all of the business partners referenced in the Business Section, which are summarized in our response to Comment #3, and discloses the Company’s arrangements with such business partners. All material agreements identified in our response to Comment #3 have been included as exhibits to the Registration Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations –

Plan of Operations

12.	Please expound on the keys to meeting your operational objectives, including anticipated timeframes and target milestones. As part of this discussion, explain in context why you suggest that each element of your strategy is “strong.”

Response to #12

In the amendment, we have revised the Company’s Growth Strategy and the Plan of Operations contained in MD&A. In doing so, we have expanded on specific aspects of the business’ development that are important to its growth. We have also included target milestones and anticipated timeframes that are viewed as important to the Company’s execution of its growth strategy and Plan of Operations. Please see the revised Plan of Operations beginning on page 30.

Attention: H. Roger Schwall and Paul Monsour

Division of Corporation Finance

July 10, 2015

Directors and Executive Officers

13.	Please reconcile your statement at page 17 that you have four full-time corporate officers with the six corporate officers listed here. If certain officers will be devoting less than 100% of their time to the company’s business, please quantify such time in their respective biographies.

Response to #13

We have revised the disclosure under “Business – Employees” to ensure consistency with the section entitled “Directors and Executive Officers” beginning on page 34. Further, we have indicated, both at the location referenced in the Staff’s comment, and in the executive biographies, any instance in which an officer is devoting less than 100% of his time to the Company.

14.	Please provide a more complete five-year biographical sketch for each executive officer and director. Ensure that you provide all employment and positions held during the past five years, without gaps or ambiguities as to time. We note, for example, that you have not provided the dates that Messrs. Malik, Pressey, Teeple, or Sanders began their current positions with Zonzia. Also identify all “Advisory Board” members and provide appropriate biographical disclosure for each member. See Item 401 of Regulation S-K.

Response to #14

We have revised all executive officer, director and advisory board member biographical disclosure in accordance with the Staff’s comment and Item 401 of Regulation S-K, including providing the dates when all such individuals commenced their current positions with the Company.

Employment Agreements

15.	We note that you gave Mr. Pressey an initial grant of 125,000,000 shares (although you state at page 33 that he “shall” receive such shares). Ensure that your disclosure regarding the shares he has received or is to receive is up-to-date, including with respect to the revised terms you cite in the Form 8-K you filed on June 3, 2015. Also file all new or revised agreements with Mr. Pressey. Insofar as Mr. Pressey “has owned and operated” an independent film production and finance company since 2012, discuss any potential conflicts of interest in his dual roles with that company and as Zonzia’s Chairman and CBDO. Also provide all the disclosure that Item 404 of Regulation S-K requires.

Response to #15

We have corrected the reference on page 33 of the originally filed Registration Statement to clarify that, as suggested by the comment, Mr. Pressey has already received the grant of 125,000,000 shares. We have revised the description of Mr. Pressey’s contingent equity compensation, both on page 35 and in the Executive Compensation section, in a manner consistent with the Form 8-K filed on June 3, 2015. In addition, we have filed an Amendment to Mr. Pressey’s Employment Agreement, as shown in the Company’s response to #3 above.

Attention: H. Roger Schwall and Paul Monsour

Division of Corporation Finance

July 10, 2015

Selling Stockholders

16.	Please verify your entries for the total number of shares to be offered by the selling stockholders. Similarly, verify the percentage of total outstanding shares that the selling stockholders will own after completion of this offering. See prior comment 14.

Response to #16

In response to the Staff’s comment, The Company has verified and revised the total number of share to be offered by the selling stockholders; similarly, we have verified the percentage of total outstanding shares that the selling stockholders will own after completion of the offering.

Recent Sale of Unregistered Securities

17.	Please provide the information required by Item 701 of Regulation S-K for all unregistered securities sold within the past three years. We note, for instance, that the amount of consideration received in exchange for three of the May 2015 share issuances has not been provided. See prior comment 17.

Response to #17

The Company has reviewed all disclosures provided under Item 15, “Recent Sale of Unregistered Securities,” and confirm that all unregistered securities sold within the past three years and since the Company’s inception are disclosed. The Company has revised the disclosure under Item 15 to provide the amount of consideration received in exchange for three issuances of the Company’s restricted stock in May 2015.

Exhibits

18.	File all “strategic agreements” and material contracts as exhibits, and describe in necessary detail any agreements, oral or written or implicit, involving your named officers and their businesses.

Response to #18

The Company performed a detailed review of all of its agreements, and has filed all “strategic agreements” and material contracts as exhibits to the Amendment. These agreements provided as exhibits have been described in the body of the Amendment, as noted in The Company’s response to #3. The Company confirms that there are no agreements, oral or written or implicit, involving the Company’s named officers and their businesses, other than the employment agreements that have been filed and described in detail.

19.	Please file an executed legal opinion which includes the date it was signed.

Response to #19

An executed and dated legal opinion has been filed as an exhibit to the Registration Statement.

* * * * * *

Attention: H. Roger Schwall and Paul Monsour

Division of Corporation Finance

July 10, 2015

The Company looks forward to your prompt response. Should you have questions or comments, please contact the undersigned of Wilson & Oskam LLP, the Company’s outside corporate counsel, at (949) 596-7995.

Sincerely,

/s/ Lance A. McKinlay

cc:	Naresh K. Malik, Chief Executive Officer Myles A. Pressey III, Chairman of the Board of Directors Stanley L. Teeple, Chief Compliance Officer